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Exhibit 99.1

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For Immediate Release
July 28, 2003

DRAXIS Receives U.K. Approval for Anipryl® Tablets

        MISSISSAUGA, ONTARIO, July 28, 2003—DRAXIS Health Inc. (TSX: DAX; Nasdaq: DRAX), through its animal health subsidiary, has received Authorisation from the U.K. Veterinary Medicines Directorate (VMD) to market Anipryl® Tablets for Dogs in the United Kingdom. Anipryl® is a selegiline product indicated for the treatment of cognitive dysfunction syndrome ("CDS") in aged dogs and canine Cushing's disease.

        DRAXIS recently granted an exclusive license to Ceva Santé Animale for European marketing and distribution of Anipryl® or the use of approved Anipryl® claims. On the basis of the VMD Authorisation, DRAXIS will now proceed to file for regulatory approval of the product in four additional European Union member states. DRAXIS will receive a nominal milestone payment associated with this U.K. approval as well as percentage royalties on future European sales of Anipryl® and/or the use of Anipryl® claims by Ceva.

        Cognitive dysfunction refers to changes in the brain of older dogs that are clinically manifested by the loss of ability to learn new associations and the loss of previously learned behaviours. Dogs with CDS can become disoriented, are less responsive to family members, lose prior house training and exhibit decreased activity.

        Canine Cushing's disease (uncomplicated pituitary dependent hyperadrenocorticism; PDH) leads to the overproduction of cortisol, which in turn leads to clinical signs including excessive water drinking and urination, panting, weight gain, progressive hair loss and decreasing social interaction and general health.

About DRAXIS Health Inc.

        DRAXIS Health Inc. is a specialty pharmaceutical company involved in the development, production, marketing and distribution of therapeutic and diagnostic radiopharmaceuticals through DRAXIMAGE Inc. and in the provision of pharmaceutical contract manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. DRAXIS Health employs nearly 400 staff and reported sales in excess of US$38 million in 2002.

        Except for historical information, this news release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 as amended, which involve risk and uncertainties that may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, timely regulatory approval of the Company's products, the ability to obtain and enforce effective patents, the establishment and maintenance of new corporate alliances, compliance with appropriate governmental regulations, and other risks detailed from time-to-time in the Company's filings with the US Securities and Exchange Commission and Canadian securities authorities. The Company does not undertake to update such forward-looking statements to reflect new information, later events or developments.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.
Jerry Ormiston, Investor Relations
Phone: 877-441-1984

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DRAXIS Receives U.K. Approval for Anipryl® Tablets